Exhibit 99.2

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company

Amaya Inc. (“Amaya”)

7600 TransCanada Highway

Pointe-Claire, Quebec

H9R 1C8

2.	Date of Material Change

January 19, 2017.

3.	News Release

A news release reporting the material change was issued on January 20, 2017 through CNW Group and PR Newswire.

4.	Summary of Material Change

On January 20, 2017, Amaya announced that Daniel Sebag has advised Amaya that he will retire as Chief Financial Officer later this year once his successor is identified and appointed, and will assist Amaya in ensuring an orderly transition of his duties. The Board of Directors has retained Spencer Stuart, a leading executive recruiting firm, to advise the Board and launch a global CFO search.

5.	Full Description of Material Change

See “Summary of Material Change” above.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

None.

8.	Executive Officer

For further information please contact:

Amaya Inc.

Mr. Marlon D. Goldstein

Executive Vice President Corporate Development & General Counsel

Worldwide: 1-514-744-3122

9.	Date of Report

January 20, 2017.